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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH. D.C. 209

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48840

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equitas America, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38505 Country Club Drive, Suite 110
(No. and Street)

Farmington Hills (City) Michigan (State) 48331 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis Brown (248) 848-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) Michigan (State) 48066 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/1/06

OATH OR AFFIRMATION

I, Dennis J. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitas America, L.L.C., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITAS AMERICA, L.L.C.

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITOR'S REPORT	1
BALANCE SHEETS	2
STATEMENTS OF MEMBERS' EQUITY	3
STATEMENTS OF OPERATIONS	4
STATEMENTS OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-8
SUPPORTING SCHEDULES	
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	9-10
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3.	11

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

INDEPENDENT AUDITOR'S REPORT

To the Members of Equitas America, L.L.C.
Farmington Hills, Michigan

We have audited the accompanying balance sheets of Equitas America, L.L.C. as of December 31, 2005 and 2004 and the related statements of members' equity, operations, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equitas America, L.L.C. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 17, 2006

EQUITAS AMERICA, L.L.C.
BALANCE SHEETS
December 31, 2005 And 2004

ASSETS

	2005	2004
Cash	$ 149,560	$ 35,208
Securities owned at market value	110,268	66,816
Accounts receivable:		
Brokers, dealers and clearing organizations	490,673	425,499
Deposits – clearing organizations	204,488	201,707
Amounts due from sales representatives	33,831	45,658
Other	-	2,979
Other assets:		
Prepaid expenses	36,749	32,150
Deposits	6,524	6,524
Equipment (net of accumulated depreciation of $65,851 and $63,434)	4,679	2,480
	$ 1,036,772	$ 819,021

LIABILITIES AND MEMBERS' EQUITY

	2005	2004
Accounts payable:		
Commissions due sales representatives	$ 475,757	$ 346,685
Advances from sales representatives	143,880	144,673
Other	34,233	6,033
Employee Benefit Plan (Note 6)	3,394	-
Accrued expenses	69,071	20,361
Securities sold, not yet purchased, at market value	6,126	2,229
Total liabilities	732,461	519,981
Members' equity	304,311	299,040
	$ 1,036,772	$ 891,021

See accompanying notes.

EQUITAS AMERICA, L.L.C.
STATEMENTS OF MEMBERS' EQUITY
For The Years Ended December 31, 2005 And 2004

	Amount
Balance, December 31, 2003	$307,092
Net loss for the year ended December 31, 2004	(8,052)
Distributions to members	-
Balance, December 31, 2004	299,040
Net income for the year ended December 31, 2005	5,271
Distributions to members	-
Balance, December 31, 2005	$304,311

See accompanying notes.

EQUITAS AMERICA, L.L.C.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2005 And 2004

	2005	2004
Income:		
Commissions and fees	$ 5,725,723	$ 5,125,711
Trading gains/(losses)	102,748	30,911
Interest income	9,862	2,206
Total revenue	5,838,333	5,158,828
Interest expense	61	1,557
Net revenue	5,838,272	5,157,271
Commissions and clearing charges:		
Commissions paid	4,634,303	4,070,194
Clearing charges	337,321	387,465
Total commissions and clearing charges	4,971,624	4,457,659
Gross profit from operations	866,648	699,612
Selling, general and administrative expenses	849,704	707,664
Income (loss) before contribution to Employee Benefit Plan	16,944	(8,052)
Contribution to Employee Benefit Plan (Note 6)	11,673	-
Income (loss) before provision for taxes	5,271	(8,052)
Provision for taxes:		
Federal income tax (Note 2)	-	-
Single Business tax	-	-
Total provision for taxes	-	-
Net income (loss)	$ 5,271	$ (8,052)

See accompanying notes.

EQUITAS AMERICA, L.L.C.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2005 And 2004

	2005	2004
Cash flows from operating activities:		
Fees and commissions received	$ 5,663,528	$ 4,946,206
Interest received	9,862	1,361
Trading gains/(losses)	63,193	(88,179)
Commissions paid	(4,493,404)	(4,094,118)
Clearing charges	(337,321)	(387,465)
Other selling, general and administrative expenses paid	(774,976)	(731,877)
Deposit paid - Clearing organization	(2,781)	(75,000)
Interest expense	(61)	(1,557)
Employee Benefit Plan payments	(8,279)	-
Net cash provided (used) by operating activities	119,761	(430,629)
Cash flows from investing activities:		
Purchases of equipment	(4,616)	(1,000)
Advances (to) from sales representatives – net	(793)	144,673
Net cash provided (used) by investing activities	(5,409)	143,673
Net increase (decrease) in cash	114,352	(286,956)
Cash at beginning of year	35,208	322,164
Cash at end of year	$ 149,560	$ 35,208
Reconciliation of net income (loss) to net cash provided (used) by operating activities:		
Net income (loss)	$ 5,271	$ (8,052)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	2,417	3,134
(Increase) decrease in:		
Securities owned	(43,452)	(56,033)
Accounts receivable	(50,368)	176,992
Deposits – Clearing Organization	(2,781)	(75,845)
Prepaid expenses	(4,599)	(5,230)
Deposits	-	1,000
Increase (decrease) in:		
Accounts payable	160,666	(386,660)
Accrued expenses	48,710	(16,878)
Securities sold, not yet purchased, at market value	3,897	(63,057)
Total adjustments	114,490	422,577
Net cash provided (used) by operating activities	$ 119,761	$ (430,629)

See accompanying notes.

Note 1 - ORGANIZATION

Equitas America, L.L.C. was organized as a limited liability company by Equitas America Holding Company, Inc. The Company registered as a broker-dealer with the National Association of Securities Dealers in November, 1995 and commenced operations in March, 1996.

In December, 2000 Equitas Patronage Partnership acquired 85% ownership in the Company, thus becoming the majority member. Equitas America Holding Company, Inc. the former controlling member owns 14% of the Company. Some of the partners of Equitas Patronage Partnership are also officers of the Company.

During the year ended December 31, 2004, Equitas America Holding Company, Inc. acquired approximately 12% of Equitas Patronage Partnership.

See Note 4 for transactions with member.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Equipment

Equipment is recorded at cost and depreciated over the estimated useful lives of the assets using straight-line and accelerated methods.

Federal Income Taxes

As a limited liability company, the members have elected to be treated by the Internal Revenue Service substantially as if it were a partnership. Therefore, the members' respective share of taxable income or loss is reportable on their income tax returns.

Note 3 – ADVANCES FROM SALES REPRESENTATIVES

The advances from sales representatives represent amounts received from these representatives in connection with future trading activity and expenses.

Note 4 – TRANSACTIONS WITH MEMBER

Equitas America Holding Company provides various consulting services to the Company. For the years ended December 31, 2005 and 2004 consulting fees charged to the Company amounted to $36,000 each year and are included in Selling, General and Administrative Expenses in the attached Statement of Operations.

In addition, the Company leases furniture from Equitas America Holding Company, See Note 7.

Note 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2005, the Company's net capital was $198,212 and its required net capital was $100,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 3.66 to 1.

Note 6 – EMPLOYEES' BENEFIT PLAN

The Company instituted a defined contribution benefit plan, 401(k), on January 1, 2005 to cover all eligible employees of the Company. Under the provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company makes a non elective contribution equal to 3% of the Participant's compensation for the Plan year. For the year ended December 31, 2005, this amounted to $11,673.

Note 7 – LEASE COMMITMENTS

The Company leases its facilities and furniture under operating leases. Future minimum lease payments outstanding at December 31, 2005 are as follows:

Year Ended December 31,	Facilities	Furniture	Total
2006	47,000	8,400	55,400
2007	48,000	8,400	56,400
2008	49,500	8,400	57,900
2009	4,000	8,400	12,400

The operating leases for the furniture included above is provided by Equitas America Holding Company.

For the years ended December 31, 2005 and 2004, the total lease expense pursuant to the above operating leases amounted to $46,607 and $41,579, respectively, and is included in Selling, General, and Administrative Expense in the attached Statement of Operations.

Note 8 – CONTINGENCIES

At December 31, 2005, the Company was involved in legal proceedings which management considers to be incidental to the industry in which it operates. The disposition of the matters pending at December 31, 2005, in the opinion of management will not have a material adverse effect on the Company's financial position.

Note 9 – SUBSEQUENT EVENTS

Subsequent to December 31, 2005, the Company received approximately $200,000, net of expenses, for settlement of an insurance claim for a prior year trading error.

SUPPORTING SCHEDULES

EQUITAS AMERICA, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

1.	Total ownership equity	304,311
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	304,311
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	304,311
6.	Deduction and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	88,315
	B. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	215,996
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	17,784
10.	Net capital	198,212
13.	Net capital requirement	100,000
14	Excess net capital	98,212

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$ 732,461
19.	Total aggregate indebtedness liabilities	$ 726,335
20.	Percentage of aggregate indebtedness to net capital	366%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Equitas America, L.L.C. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date, consisted of the following:

Excess per this computation	$ 98,212
Differences due to:	
Increase in haircuts on securities owned	577
Adjustment of non-allowable assets	27,708
Net adjustment of prepaid expenses and accounts payable	(10,787)
Excess per the Company's Part IIA FOCUS Report	$ 115,710

EQUITAS AMERICA, L.L.C.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2005

Equitas America, L.L.C. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".